SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                             AremisSoft Corporation
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   040036-10-6
                                ----------------
                                 (CUSIP Number)


                              Aremis Holdings, Ltd
                              123 Strovolos Avenue
                              2092 Nicosia, Cyprus
                        Attn: Dr. Lycourgos K. Kyprianou
--------- ----------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 17, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. 9

Check the following box if a fee is being paid with the statement. 9 (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            040026-10-6

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON                         AREMIS HOLDINGS, LTD

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    N/A
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           a [  ]
         N/A                                                         b [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS   2(d) OR 2(e)                                          [  ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the British Virgin Islands
--------------------------------------------------------------------------------

                                         7.       SOLE VOTING POWER

                        NUMBER OF                        1,587,790
                          SHARES         ---------------------------------------
                       BENEFICIALLY
                          OWNED          8.       SHARED VOTING POWER
                         BY EACH
                        REPORTING                        2,704,456
                       PERSON WITH       ---------------------------------------
                                         9.       SOLE DISPOSITIVE POWER

                                                         1,587,790
                                         ---------------------------------------
                                         10.      SHARED DISPOSITIVE POWER

                                                         2,704,456
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,704,456
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                       [  ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      16.04%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

                         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.            040026-10-6


1.       NAME OF REPORTING PERSON               AREMIS TECHNOLOGY  VENTURES, LTD

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    N/A
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              a [  ]
          N/A                                                           b [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the British Virgin Islands
--------------------------------------------------------------------------------

                                               7.       SOLE VOTING POWER

                        NUMBER OF                           300,000
                          SHARES               ---------------------------------
                       BENEFICIALLY            8.       SHARED VOTING POWER
                          OWNED
                         BY EACH                          2,704,456
                        REPORTING              ---------------------------------
                       PERSON WITH             9.       SOLE DISPOSITIVE POWER

                                                            300,000
                                               ---------------------------------
                                              10.      SHARED DISPOSITIVE POWER

                                                          2,704,456
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,704,456
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                      [   ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      16.04%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

                         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.            040026-10-6
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON               SINCOCK HOLDINGS CORPORATION

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               N/A
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            a [  ]
         N/A                                                          b [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Organized under the laws of the British Virgin Islands
--------------------------------------------------------------------------------
                                          7.       SOLE VOTING POWER

                        NUMBER OF                          816,666
                          SHARES          --------------------------------------
                       BENEFICIALLY       8.       SHARED VOTING POWER
                          OWNED
                         BY EACH                         2,704,456
                        REPORTING         --------------------------------------
                       PERSON WITH        9.       SOLE DISPOSITIVE POWER

                                                           816,666
                                          --------------------------------------
                                          10.      SHARED DISPOSITIVE POWER

                                                         2,704,456
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,704,456
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                       [  ]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      16.04%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

                         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.            040026-10-6
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON                   DR. LYCOURGOS K. KYPRIANOU

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                 N/A
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              a [  ]
         N/A                                                            b [  ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         CYPRUS
--------------------------------------------------------------------------------
                                             7.       SOLE VOTING POWER

                        NUMBER OF                                     0
                          SHARES             -----------------------------------
                       BENEFICIALLY          8.       SHARED VOTING POWER
                          OWNED
                         BY EACH                              2,704,456
                        REPORTING            -----------------------------------
                       PERSON WITH           9.       SOLE DISPOSITIVE POWER

                                                                      0
                                             -----------------------------------
                                             10.      SHARED DISPOSITIVE POWER

                                                              2,704,456
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,704,456
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                      [   ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      16.04%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

                         IN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         This statement relates to the voting Common Stock, $.001 par value, of AremisSoft Corporation, a Delaware corporation ("AremisSoft" or the "Company"). The address for the Company's principal executive offices is 216 Haddon Avenue, Suite 607, Westmont, NJ 08108.

Item 2.  Identity and Background.

         The  person  filing  this  statement  and  the  person   enumerated  in
Instruction C of Schedule 13D, its place of organization, directors, executive officers and controlling person, is as follows:

         Aremis Holdings, Ltd is a corporation organized under the laws o0 the British Virgin Islands. Dr. Lycourgos K. Kyprianou is the sole director and officer of Aremis Holdings, Ltd. The principal business address and principal office of Aremis Holdings, Ltd is 123 Strovolos Avenue, 2092 Nicosia, Cyprus. The principal business of Aremis Holdings, Ltd is managing Dr. Kyprianou's investments. Dr. Kyprianou is also the Chief Technical Officer and Chairman of the Board of AremisSoft.

         Aremis Technology Ventures, Ltd is a corporation organized under the laws of the British Virgin Islands. Dr. Lycourgos K. Kyprianou is the sole director and officer of Aremis Technology Ventures, Ltd. The principal business address and principal office of Aremis Technology Ventures, Ltd is 123 Strovolos Avenue, 2092 Nicosia, Cyprus. The principal business of Aremis Technology Ventures, Ltd is managing Dr. Kyprianou's investments. Dr. Kyprianou is also the Chief Technical Officer and Chairman of the Board of AremisSoft.

         Sincock Holdings Corporation is a corporation organized under the laws of the British Virgin Islands. Tasso Patsalides is the sole director and officer of Sincock Holdings Corporation. Dr. Lycourgos K. Kyprianou is the investment manager of Sincock Holdings Corproation. The principal business address and principal office of Sincock Holdings Corporation is 123 Strovolos Avenue, 2092 Nicosia, Cyprus. The principal business of Sincock Holdings Corporation is managing Dr. Kyprianou's stcok option investments. Dr. Kyprianou is also the Chief Technical Officer and Chairman of the Board of AremisSoft.

         Neither Aremis Holdings, Ltd, Aremis Technology Ventures, Ltd., Sincock Holdings Corporation, Tasso Patsalides nor Dr. Kyprianou have, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Aremis Holdings, Ltd. received 3,187,790 shares directly from LK Global (Holdings) NV, a Netherlands corporation without consideration and Aremis Technology Ventures, Ltd. received 300,000 shares of the Company's common stock directly from LK Global (Holdings) NV without consideration as part of a reorganization of Dr. Kyprianou's shareholdings. Dr. Kyprianou is the sole director, officer and shareholder of LK Global (Holdings) NV. These shares were transferred by Dr. Kyprianou from LK Global (Holdings) NV to Aremis Holdings, Ltd. and Aremis Technology Ventures, Ltd. for tax planning purposes and to effect a "reincorporation" from the Netherlands to the British Virgin Islands. As part of Dr. Kyprianou's overall estate plan, on November 17, 2000, a total of 1,075,000 options to purchase the Company's common stock were also transferred to Sincock Holdings Corporation, a British Virgin Islands corporation, for no consideration. Of the 1,075,000 options transferred to Sincock Holdings Corporation, 816,666 options represent the right to purchase shares of the

Company's common stock currently, or within sixty days, and are deemed to be included in Sincock Holdings Corporation's beneficial ownership of the Company's common stock pursuant to SEC Rule 13d-3(d). As part of Dr. Kyprianou's overall tax and estate planning, Aremis Holdings, Ltd. transferred a total of 1,600,000 shares of the Company's common stock without consideration to entities which are not controlled by Dr. Kyprianou. Consequently, Dr. Kyprianou no longer has voting or dispositive power over these shares and, therefore, is no longer deemed to be the beneficial owner thereof pursuant to SEC Rule 13d-3. After these transfers, LK Global (Holdings) NV does not beneficially own any of the Company's common stock under SEC Rule 13d-3.

Item 4.  Purpose of the Transactions.

         The transactions described under Item 3 above were consummated by Dr. Kyprianou as an overall tax and estate plan and did not involve any sale or other disposition of any shares of the Company's common stock for value.

               a. Aremis Holdings, Ltd., Aremis Technology Ventures, Ltd., Sincock Holdings Corporation and Dr. Lycourgos K. Kyrprianou, subject to and depending upon availability at prices deemed favorable by them, may purchase additional shares of the Company's Common Stock from time to time in the open market or in privately negotiated transactions with third parties. Affiliates of Aremis Holdings, Ltd., Aremis Technology Ventures, Ltd., Sincock Holdings Corporation and Dr. Lycourgos K. Kyrprianou, or others, may, from time to time, purchase additional shares. Further, while it is not the present intention of Aremis Holdings, Ltd., Aremis Technology Ventures, Ltd., Sincock Holdings Corporation and Dr. Lycourgos K. Kyrprianou to do so, they reserves the right to dispose of the shares of Common Stock held by them, with or without consideration, in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

               b. Aremis Holdings, Ltd., Aremis Technology Ventures, Ltd., Sincock Holdings Corporation and Dr. Lycourgos K. Kyrprianou. have no current plans or proposals which relate to or would result in any of the following:

                    (i)  An  extraordinary  corporate  transaction,  such  as  a
                         merger,   reorganization   or  liquidation,   involving
                         AremisSoft or any of its subsidiaries;

                    (ii) A sale or  transfer  of a material  amount of assets of
                         AremisSoft or any of its subsidiaries;

                   (iii) Any  change  in  the  present  board  of  directors  or management of AremisSoft, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                    (iv) Any material  change in the present  capitalization  or dividend policy of AremisSoft;

                    (v) Any other material change in AremisSoft's business or corporate structure;

                    (vi) Changes in AremisSoft's charter,  bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of AremisSoft by any person;

                   (vii) Causing  a class  of  securities  of  AremisSoft  to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (viii) A class of equity  securities of AremisSoft  becoming eligible for  termination of  registration  pursuant to
                         Section 12(g)(4) of the Act; or

                    (ix) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Aremis Holdings, Ltd. has sole voting and dispositive power over 1,587,790 shares of the Company's common stock. In addition, Aremis Holdings, Ltd. shares voting and dispositive power over an additional 300,000 shares owned by Aremis Technology Ventures, Ltd., a British Virgin Islands corporation over which Dr. Kyprianou controls and therefore has voting and dispositive power these shares. Finally, Aremis Holdings, Ltd. shares voting and dispositive power with Sincock Holdings Corporation, a British Virgin Islands corporation, over options to acquire, withing the meaning of SEC Rule 13d-3(d), 816,666 shares of the Company's common stock. Consequently, Aremis Holdings Ltd., Aremis Technology Ventures, Ltd., Sincock Holdings Corporation, and Dr. Lycourgos K. Kyprianou are all deemed to have beneficial ownership over 2,707.456 shares of the Company's common stock, or 16.04% of the Company's issued and outstanding shares, 816,666 shares or 4.84% are attributable to options representing the right to acquire shares of the Company's common stock.

         On October 8, 2000, a voting agreement between Info-quest SA, a Greek corporation owning approximately 3,492,923 shares of the Company's common stock and LK Global (Holdings) NV, a Netherlands corporation controlled by Dr. Kyprianou, expired by its terms. Consequently, LK Global (Holdings) NV, Dr.
Kyprianou, and Aremis Holdings, Ltd. are no longer deemed to beneficially own the shares of the Company's common stock owned by Info-quest SA.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Materials to be Filed as Exhibits.

         Exhibit 7.1...................Agreement to File Joint Schedule 13D

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. This signature page may be executed in one or more counterparts, each of which shall constitute one and the same instrument.


Dated:  November 17, 2000                   Aremis Holdings, Ltd.
                                            a British Virgin Islands corporation

                                        /s/ DR. LYCOURGOS K. KYPRIANOU
                                            ------------------------------------
                                            Dr. Lycourgos K. Kyprianou*


Dated:  November 17, 2000                   Aremis Technology Ventures, Ltd.
                                            a British Virgin Islands corporation


                                         /s/ DR. LYCOURGOS K. KYPRIANOU
                                             -----------------------------------
                                             Dr. Lycourgos K. Kyprianou*


Dated:  November 17, 2000                   Sincock Holdings Corporation
                                            a British Virgin Islands Corporation


                                        /s/ DR. LYCOURGOS K. KYPRIANOU
                                            ------------------------------------
                                            Dr. Lycourgos K. Kyprianou*

Dated:  November 17, 2000


                                        /s/ DR. LYCOURGOS K. KYPRIANOU
                                            ------------------------------------
                                            Dr. Lycourgos K. Kyprianou,
                                            an individual

                                            *By Power of Attorney

                                   Exhibit 7.1


                     Agreement to File a Joint Schedule 13D


        This Agreement to File a Joint Schedule 13D (the "Agreement") is entered into this 17th day of November, 2000, by and between Aremis Holdings, Ltd., a British Virgin Islands corporation, Aremis Technology Ventures, Ltd., a British Virgin Islands corporation, Sincock Holdings Corp., a British Virgin Islands corporation, and Dr. Lycourgos K. Kyprianou, and individual.

        Solely for the purpose of filing a Joint Schedule 13D, and for no other purpose, the parties to this agreement agree that a single Schedule 13D may be filed on each such parties behalf pursuant to SEC Rule 13d-1(k)(1) and each party acknowledges that each party on whose behalf the joint Schedule 13D is filed is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein and further acknowledges that a party to this Agreement is not responsible for the completeness or accuracy of the information concerning another party unless such party knows, or has reason to believe that such information is inaccurate.

        By executing this Agreement, Aremis Holdings, Ltd., a British Virgin Islands corporation, Aremis Technology Ventures, Ltd., a British Virgin Islands corporation, Sincock Holdings Corp., a British Virgin Islands corporation, hereby appoint Dr. Lycourgos K. Kyprianou as their true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for them and in their names, places, and steads, in any and all capacities, to sign the Joint Schedule 13D and any and all amendments thereto, granting unto him full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might and could do itself, hereby ratifying and confirming that he, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.



Dated:  November 17, 2000                   Aremis Holdings, Ltd.
                                            a British Virgin Islands corporation


                                        /s/ DR. LYCOURGOS K. KYPRIANOU
                                            ------------------------------------
                                            Dr. Lycourgos K. Kyprianou,
                                            Managing Director



Dated:  November 17, 2000                  Aremis Technology Ventures, Ltd.
                                           a British Virgin Islands corporation

                                       /s/ DR. LYCOURGOS K. KYPRIANOU
                                           -------------------------------------
                                           Dr. Lycourgos K. Kyprianou,
                                           Managing Director

Dated:  November 17, 2000                  Sincock Holdings Corporation
                                           a British Virgin Islands Corporation

                                       /s/ TASSO PATSALIDES
                                           -------------------------------------
                                           Tasso  Patsalides, Managing Director


Dated:  November 17, 2000
                                       /s/ DR. LYCOURGOS K. KYPRIANOU
                                           -------------------------------------
                                           Dr. Lycourgos K. Kyprianou,
                                           an individual